

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Drew K. Hostetter
Executive Vice President, Treasurer and Chief Financial Officer
Susquehanna Bancshares, Inc.
26 North Cedar St.
Lititz, PA 17543

> **Re: Susquehanna Bancshares, Inc.**
> **Form 10-K/A for the year ended December 31, 2009**
> **Filed March 3, 2010**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 000-133872**

Dear Mr. Hostetter:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief